1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                    No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date October 31, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

At the extraordinary general meeting of the Company held on 24 March 2006, the Independent Shareholders approved, among other things, the continuation of the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ended 31 December 2008. Such approval will expire on 31 December 2008. The Company will convene the EGM pursuant to Rule 14A.52 of the Hong Kong Listing Rules for the purpose of obtaining the independent shareholders’ approval for the continuance of the Proposed Continuing Connected Transactions with the Parent Company for another period of three years ending 31 December 2011. Details of the changes to the Existing Continuing Connected Transactions and the Proposed Annual Caps of the Proposed Continuing Connected Transactions are set out in this announcement.

Further, on 24 October 2008, the Company announced that it entered into an acquisition agreement with the Parent Company under which the Company has agreed to acquire from the Parent Company its 74% equity interest in Hua Ju Energy. Upon the completion of the acquisition of Hua Ju Energy by the Company, Hua Ju Energy will supply electricity and heat to the Parent Company, which transactions will become continuing connected transactions of the Company and be subject to the reporting, announcement and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules.

For the purpose of the EGM, the Board will appoint (1) an independent board committee to consider and advise the independent shareholders on the terms of the Proposed Continuing Connected Transactions; and (2) an independent financial adviser to advise the independent board committee and the independent shareholders of the Company. A circular containing, among other things, details of the Proposed Continuing Connected Transactions and the Proposed Annual Caps of the Proposed Continuing Connected Transactions for the three years ending 31 December 2011, the recommendations of the independent board committee and the advice of the independent financial adviser to the independent board committee and the independent shareholders of the Company will be despatched to the shareholders as soon as possible.

The Parent Company and its associates will abstain from voting at the EGM.

1.	BACKGROUND

1.1	The Independent Shareholders Approval

At the extraordinary general meeting of the Company held on 24 March 2006, the Independent Shareholders approved, among other things, the continuation of the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ended 31 December 2008. Such approval will expire on 31 December 2008.

The Parent Company holds 52.86% of the total issued share capital of the Company and is a connected person of the Company for the purposes of the Hong Kong Listing Rules. The Company would continue the Existing Continuing Connected Transactions after 31 December 2008 and therefore will, in accordance with the Hong Kong Listing Rules, comply with the provisions of Chapter 14A of the Hong Kong Listing Rules in relation to the Proposed Continuing Connected Transactions for the next three years ending 31 December 2011, including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders and/or Shareholders for the Non-Exempt Continuing Connected Transactions and the relevant Proposed Annual Caps.

In this announcement, references to the Company and the Parent Company in relation to the provision of products, materials or services shall include, in the case of the Company, its subsidiaries and in the case of the Parent Company, its associates.

1.2	Existing Continuing Connected Transactions

On 10 January 2006, the Company entered into the following Existing Continuing Connected Transactions with the Parent Company:

A.1	Provision of Labour and Services Agreement

A.2	Provision of Equipment Maintenance and Repair Works Agreement

A.3	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

A.4	Provision of Materials and Water Supply Agreement

A.5	Provision of Products and Materials Agreement

A.6	Provision of Electricity Agreement

Each of the above Existing Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2006 to 31 December 2008.

1.3	Summary of the principal terms and conditions of the Existing Continuing Connected Transactions

The Existing Continuing Connected Transactions are governed by the respective Existing Continuing Connected Transaction Agreements, the major terms and conditions of which have been summarized in the announcement and circular of the Company dated 10 January 2006 and 1 February 2006 respectively, and are repeated herein for ease of reference:

A1.	Provision of Labour and Services Agreement

(a)	Pursuant to the Provision of Labour and Services Agreement, the Parent Company has been providing the following labour and services to the Company:

Construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; medical, child care and social welfare service

(b)	All labour and services are to be provided at cost, other than (1) construction services, telecommunication services, which are to be provided at market price; and (2) motor vehicle transportation services, which are to be provided at State-prescribed price;

(c)	The Parent Company agrees to provide services such as medical, child care, social benefits and supplementary medical insurance to the Company at State-prescribed price in accordance with the relevant PRC regulations applicable to the Company; and

(d)	The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company agrees to provide such labour/services to the Company at a favourable price.

A2.	Provision of Equipment Maintenance and Repair Works Agreement

(a)	Pursuant to the Provision of Equipment Maintenance and Repair Works Agreement, the Parent Company has been providing the following equipment maintenance and repair services to the Company:

maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc

(b)	Equipment maintenance and repair services are to be provided by the Parent Company at market price; and

(c)	The Parent Company undertakes that the price for equipment maintenance and repair services shall not in any circumstances be higher than the price paid by any third party for similar services. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company agrees to provide such services to the Company at a favourable price.

A3.	Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement

(a)	Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, the Parent Company is responsible for the management of the old age insurance payments to the employees and payments of the pension and other benefits of the retirees of the Group on a free of charge basis;

(b)	The Company shall pay a monthly amount equivalent to 45% of the total salaries of the employees of the Group to a designated account maintained by the Parent Company, part of which will be paid by the Parent Company on behalf of the employees of the Group to the old age insurance scheme maintained by the local government and the remaining part will be paid out as pension and other benefits payable to the retirees of the Group; and

(c)	The Parent Company shall annually provide the Company with a statement of the payments to the old age insurance scheme. The Company is entitled to monitor and inspect the payments to and application of the moneys out of the old age insurance scheme.

A4.	Provision of Materials and Water Supply Agreement

(a)	Pursuant to the Provision of Materials and Water Supply Agreement, the Parent Company has been providing and shall continue to provide the following supplies to the Company:

Materials: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies

Water: water supply

(b)	All materials and water are supplied at the market price and the parties shall in so far as possible assess such price before the commencement of each financial year;

(c)	The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials or water supply. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company agrees to provide such supplies to the Company at a favourable price; and

(d)	If the terms of provision of any materials and/or water supply by any third party is better than the terms offered by the Parent Company or if the provision of such materials and/or water by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials or water supply from other third parties.

A5.	Provision of Products and Materials Agreement

(a)	The Parent Company has been providing and shall continue to provide the following products and materials to the Company:

Coal supply; sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials

(b)	Coal supply and sale of materials will be provided to the Parent Company at market price.

A6.	Provision of Electricity Agreement

(a)	Pursuant to the Provision of Electricity Agreement, the Parent Company shall supply electricity to the Company at a price to be agreed and confirmed by the parties from time to time, provided that such price shall be determined upon normal commercial terms and not higher than the price at which the Company could purchase power from the Shandong Power Grid;

(b)	If at any time a State-prescribed price is effective and applicable to such electricity supply, the State-prescribed price shall apply;

(c)	The Parent Company undertakes that the price of the electricity supplied to the Company shall not in any circumstances be higher than the price paid by any third party for such supply. The Parent Company shall give priority in providing such services to the Company and, where appropriate, the Parent Company agrees to provide electricity to the Company at a favourable price; and

(d)	If electricity may be provided by a third party at a more favourable price than the price offered by the Parent Company or if the electricity supplied by the Parent Company cannot satisfy the Company’s electricity demand, the Company shall have the right to obtain electricity supply from third parties.

2.	HISTORICAL AMOUNTS OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

2.1	Historical amounts and the Annual Caps

Set out below are the historical annual amounts of the Existing Continuing Connected Transactions for the preceding two financial years ended 31 December 2006 and 2007 and the eight months ended 31 August 2008:

		Financial Year ended 31 December		Eight months ended 31 August	Financial year ending 31 December
Category of continuing connected transactions		2006	2007	2008	2008
		RMB’000	RMB’000	RMB’000	RMB’000
					(estimated)
Expenditure
A1. Provision of Labour and Services Agreement	Actual	805,205	718,482	396,020	763,910
	Cap	854,700	912,700	n/a	963,700
A.2. Provision of Equipment Maintenance and Repair Works Agreement	Actual	246,841	215,102	175,770	305,770
	Cap	280,000	300,000	n/a	320,000
A.3. Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement	Actual	-Free of charge-
	Cap	n/a	n/a	n/a	n/a
A4. Provisions of Materials and Water Supply Agreement	Actual	458,509	454,649	335,960	515,960
	Cap	535,200	565,200	n/a	595,200
A.6. Provision of Electricity Agreement	Actual	349,095	368,993	243,513	386,000
	Cap	380,000	400,000	n/a	420,000
Revenue
A5. Provision of Products and Materials Agreement	Actual	1,566,100	1,610,106	1,346,610	2,033,880
	Cap	2,850,000	3,050,000	n/a	3,250,000

2.2	Major historical fluctuations

Since 2006, the businesses of the Company and the Parent Company have both experienced substantial growth which have led to increased values, both in terms of revenue and expenditure, of the transactions between the Company and the Parent Company.

The major fluctuations in the historical value of the Existing Continuing Connected Transactions between the Company and the Parent Company and the reasons therefor are as follows:

(1)	Provision of Labour and Services Agreement (Agreement A1)

The estimated annual amount of the labour and services provided by the Parent Company pursuant to the Provision of Labour and Services Agreement is RMB763.91 million in 2008 as compared to RMB718.48 million for 2007. The increase was mainly due to the substantial increase in the amount of the telecommunication services, which are provided at market price and the motor vehicle transportation services, which are provided at State-prescribed price. Other than telecommunication services and motor vehicle transportation services, all other services under the Provision of Labour and Services Agreement, such as environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, are all provided at costs.

The estimated annual amount of the telecommunication services, including telephone, internet and related services is RMB19.92 million in 2008 as compared to RMB9.10 million and RMB7.90 million for the years 2006 and 2007 respectively. The substantial increase is mainly caused by the growth in the telecommunication businesses of the Parent Company which enables the Parent Company to supply a wider range services including the enterprise resource planning system and the safety-production dispatching system. As required by the Company’s internal control construction, the Company completed the implementation of the enterprise resource planning system in December 2001, which contains five categories including financial accounting, costs control, purchase and supply, stock management, and sale and sub-sale. The Company was the pioneer in applying the SAP/R3 coal mining solution system in the PRC and has established an information management platform which covers its entire business scope.

The estimated annual amount of the motor vehicle transportation services is RMB123.35 million in 2008 as compared to RMB63.45 million and RMB60.72 million for the years 2006 and 2007 respectively. The increase is mainly caused by the continuous substantial rise in petrol prices and staff salaries, coupled with the rise in market prices of transportation.

(2)	Provision of Equipment Maintenance and Repair Works Agreement (Agreement A2)

The estimated annual amount of the maintenance and repair services provided by the Parent Company pursuant to the Provision of Products and Materials Agreement is RMB305.77 million in 2008 as compared to RMB246.84 million and RMB215.10 million for the years 2006 and 2007 respectively. The increase is mainly caused by the large growth in staff salaries and materials prices.

(3)	Provision of Materials and Water Supply Agreement (Agreement A4)

The estimated annual amount of the products supplied pursuant to the Provision of Materials and Water Supply Agreement is RMB515.96 million in 2008 as compared to RMB458.51 million and RMB454.65 million for the years 2006 and 2007 respectively. The increase was mainly due to the expansion of the Company’s business operations, which led to an increased demand for materials and equipment and the continuous rise in the prices of raw materials and staff salaries.

(4)	Provision of Products and Materials Agreement (Agreement A5)

The estimated annual amount of the products and materials sold pursuant to the Provision of Products and Materials Agreement is RMB2,033.88 million in 2008 as compared to RMB1,566.10 million and RMB1,610.11 million for the years 2006 and 2007 respectively. The increase is mainly caused by the increased sales of coal to the Parent Company for use in its coal chemical processing facilities and aluminium refining facilities.

3.	PROPOSED CHANGES TO THE EXISTING CONTINUING CONNECTED TRANSACTIONS

A1.	Provision of Labour and Services Supply Agreement (Agreement A1)

The Company and the Parent Company will renew the Provision of Labour and Services Supply Agreement upon the expiration of the current Provision of Labour and Services Agreement, upon its expiry by the end of this year. In addition to the existing labour and services provided by the Parent Company, namely, provision of construction services, telecommunication services, motor vehicle transportation services, environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training, the Parent Company will provide an additional category of services to the Group and will transfer two types of labour services from two Existing Continuing Connected Transaction Agreements to the Provision of Labour and Services Supply Agreement:

(1)	Additional services to be provided by the Parent Company includes:

individual employee benefits, including but not limited to child care, medical care of lineal relatives; family heating; social, arts, sports and entertainment services; financial difficulties subsidies; travel reimbursement and other welfare expenses as stipulated by the PRC government;

(2)	Services transferred from other agreements to this agreement:

maintenance and repair of mining equipment and machinery such as coal excavators, digging machines, liquid pressure support systems, leather belt conveyance systems etc (such services to be transferred from the existing Provision of Equipment Maintenance and Repair Works Agreement (Agreement A2));

retiree benefits such as pension, relief subsidies, old age activities expenses, medical expenses, housing subsidies and other welfare expenses as stipulated by the PRC government (such services to be transferred from the existing Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (Agreement A3)).

Under the Provision of Labour and Services Supply Agreement proposed to be renewed, the Parent Company will provide the following labour and services to the Company:

(a)	Services to be provided

Construction services; telecommunication services including telephone, internet and related services; motor vehicle transportation services; environmental services; police and fire services; heat supply; property management services; education; civil army training; technical training; maintenance and repair of mining equipment and machinery services; individual employee benefits; and retiree benefits;

(b)	Price determination

All labour and services are to be provided at cost, other than construction services, telecommunication services, maintenance and repair of mining equipment and machinery services; motor vehicle transportation services are to be provided at market price;

(c)	Undertakings

The Parent Company undertakes that the price of such labour/services shall not be higher than the price offered by the Parent Company to independent third parties for the same type of labour/services. The Parent Company shall give priority in providing such labour/services to the Company and, where appropriate, the Parent Company agrees to provide such labour/services to the Company at a favourable price.

A2.	Provision of Equipment Maintenance and Repair Works Agreement

The Company and the Parent Company will not renew the existing Provision of Equipment Maintenance and Repair Works Agreement as such services will be incorporated into the Provision of Labour and Services Supply Agreement (Agreement A1).

A3.	Provision of Insurance Fund Administrative Services Agreement (formerly the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement) (Agreement A3)

The Company and the Parent Company will renew the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, but will rename the agreement as the Provision of Insurance Fund Administrative Services Agreement. The main reason for the change is to consolidate all those social services which are to be provided by the Parent Company on a actual cost basis to the Provision of Labour and Services Supply Agreement, while leaving those administrative services which are to be provided by the Parent Company to the Group on a free of charge basis under this agreement. Particulars of the proposed changes are detailed below:

(1)	The Parent Company will continue to be responsible for the management of the old age insurance payments to the employees of the Group on a free of charge basis. The monthly amount payable by the Company to the Parent Company for the old age insurance scheme will be reduced from 45% of the total salaries of the employees of the Group to 20%. The remaining 25% was used to pay out as pension and other benefits payable to the retirees of the Group under the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement (Agreement A3). Since retiree benefits will be transferred to the Provision of Labour and Services Supply Agreement (Agreement A1), such benefits will be provided by the Parent Company on an actual cost basis, which will be reimbursed by the Company after actual payment, instead of a prepayment by the Company on a fixed percentage basis.

(2)	In addition, the Parent Company will also be responsible for the management of the basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis. Such payments shall be paid by the Company for the employees in accordance with the relevant PRC laws and regulations to the Parent Group as employee benefits.

(3)	The supply of social welfare service, such as pension, relief subsidies, old age activities expenses, medical expenses, housing subsidies and other welfare expenses, to the retirees of the Group will be incorporated into the Provision of Labour and Services Supply Agreement (Agreement A1). Such welfare and benefit payments are incurred on an actual cost basis and will be reimbursed by the Company to the Parent Company after actual payment.

As the administrative services in relation to the insurance fund managed under the Provision of Fund Administrative Services Agreement are provided by the Parent Company to the Group free of charge, they constitute exempt Continuing Connected Transactions pursuant to the Hong Kong Listing Rules. A summary of the revised major terms of the agreement is as follows:

(a)	The Parent Company undertakes to be responsible for the management of the old age insurance payments; basic medical insurance payments, supplemental medical insurance payments, unemployment fund payments and maternity insurance payments to the employees on a free of charge basis;

(b)	The Company shall pay to the Parent Company a monthly amount equivalent to (1) 20% of the total salaries of the employees of the Group as the old age insurance payments; (2) 8% and 4% of the total salaries of the employees of the Group as the basic medical insurance payments and supplemental medical insurance payments respectively; (3) 2% of the total salaries of the employees of the Group as the unemployment fund payments; and (4) 1% of the total salaries of the employees of the Group as the maternity insurance payments, to a designated account maintained by the Parent Company, which will be paid by the Parent Company on behalf of the employees of the Group to the relevant social welfare authorities maintained by the local government; and

(c)	The Parent Company shall annually provide the Company with a statement of the various fund payments and the Company is entitled to monitor and inspect the payments to and application of the moneys out of the fund payments.

A4.	Provision of Materials Supply Agreement (formerly known as Provision of Materials and Water Supply Agreement) (Agreement A4)

The Company and the Parent Company will renew the Provision of Materials and Water Supply Agreement but will rename the agreement as the Provision of Materials Supply Agreement under which the Parent Company will continue to supply materials to the Company under the terms and conditions of the Provision of Materials Supply Agreement. However, the Parent Company will cease to supply water to the Company which the Company will purchase directly from Zoucheng Water Supply Management Committee. A summary of the major terms of the agreement is as follows:

(a)	The Parent Company shall provide the following supplies to the Company:

Materials: concrete, rubber belts, electricity cable for mining, support wheels, timber, axles and conveyor belts; mining equipment and machinery such as liquid pressure support and rubber conveyors and other related material supplies

(b)	All materials are supplied at the market price and the parties shall in so far as possible assess such price before the commencement of each financial year;

(c)	The Parent Company undertakes that the price of such supplies shall not be higher than the price offered by the Parent Company to independent third parties for the same type of materials. The Parent Company shall give priority in providing such supplies to the Company and, where appropriate, the Parent Company agrees to provide such supplies to the Company at a favourable price; and

(d)	If the terms of provision of any materials by any third party is better than the terms offered by the Parent Company or if the provision of such materials by the Parent Company cannot meet the demand of the Company, the Company shall be entitled to purchase any such materials from other third parties.

A5.	Provision of Coal Products and Materials Agreement (formerly known as the Provision of Products and Materials Agreement) (Agreement A5)

Under the current Provision of Products and Materials Agreement, the Company is supplying and will continue to supply coal products and certain materials to the Parent Company for the generation of electricity and other production purposes. The Company will renew the existing Provision of Products and Materials Equipment but will rename the agreement to Provision of Coal Products and Materials Agreement to regulate the provisions of such products and materials. A summary of the major terms of the agreement is as follows:

(a)	Products and materials to be provided to the Parent Company include: (1) coal products; and (2) sale of materials including steel, timber, grease, axles, labour safety products and other related products and materials; and

(b)	Coal supply and sale of materials will be provided to the Parent Company at market price.

A6.	Provision of Electricity and Heat Agreement (formerly known as the Provision of Electricity Agreement) (Agreement A6)

Under the existing Provision of Electricity Agreement, the Parent Company has been supplying electricity to the Company at the State-prescribed price. Such electricity was provided by Hua Ju Energy, which is a joint stock limited company owned as to 74% by the Parent Company. On 24 October 2008, the Company announced that it entered into an acquisition agreement with the Parent Company under which the Company has agreed to acquire from the Parent Company its 74% equity interest in Hua Ju Energy. Upon completion of the acquisition, the Parent Company will cease to supply electricity to the Company. Instead, the Company and the Parent Company will enter into a provision of electricity and heat agreement (“Provision of Electricity and Heat Agreement”) under which the Company shall supply electricity and heat to the Parent Company.

Accordingly, the continuing transactions between Hua Ju Energy and the Parent Company will become Continuing Connected Transactions of the Company and be subject to the reporting, announcement and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules. A summary of the major terms of the agreement is as follows:

(a)	The Company shall supply electricity and heat to the Parent Company at a price to be agreed and confirmed in writing by the parties from time to time at a price to be approved by the relevant government authorities (including but not limited to Shandong Province Price Bureau and Jining Municipal Price Bureau); and

(b)	Prior to the completion of the Company’s acquisition of 74% equity interest in Hua Ju Energy, the provision of electricity shall be in accordance with the Provision of Electricity Agreement entered into between the Company and the Parent Company on 10 January 2006.

4.	SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE PROPOSED CONTINUING CONNECTED TRANSACTION AGREEMENTS

Each of the above Proposed Continuing Connected Transaction Agreements is for a term of three years commencing from 1 January 2009 and will expire on 31 December 2011.

The principal common terms and conditions of each of these agreements (other than the Provision of Insurance Fund Administrative Services Agreement (Agreement A3)) are summarised as follows:

A.	Price determination (not applicable to the Provision of Electricity and Heat Agreement (Agreement A6))

(1)	State-prescribed price

If at any time, a State-prescribed price is applicable to any particular supply or service, such supply or service will be provided based on the applicable State-prescribed price. “State-prescribed price” means the price determined according to the law, regulations, decisions, orders or pricing policy of the relevant government authorities.

(2)	Market price

Market price shall be determined according to normal commercial terms based on the following:

(i)	the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area or in the vicinity;

(ii)	if (i) above is not applicable, the price at which the same or similar type of supplies or services is to be provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the PRC.

(3)	Cost price

Cost price is applicable to some of the Continuing Connected Transactions in paragraph 3 above. Cost price is:

(i)	the cost of providing the subject matter of the transaction by the providing party; or

(ii)	the cost of obtaining the subject matter of the transaction by the providing party from a third party and the additional cost of transmitting the subject matter to the receiving party.

B.	Coordination of annual demand

On or before 30 November each year, the requesting party may provide to the supplying party an annual assessment of the supplies or services that it requires from the other in the coming year and the parties shall agree on the annual plan before 31 December each year. The parties may in accordance with the terms of the relevant Continuing Connected Transaction Agreement enter into specific contracts.

C.	Payment

Each party shall record all payments due to or due from the other party in a calendar month under the Continuing Connected Transactions in its accounts on or before the last day of that calendar month. All payments incurred in a calendar month, excluding those payments for which the transactions are not completed or which are disputable, shall be settled in full by the responsible party within the next calendar month.

5.	PROPOSED ANNUAL CAPS IN RELATION TO PROPOSED CONTINUING CONNECTED TRANSACTIONS

5.1	The Purposed Annual Caps

The Directors consider that it is in the interest of the Company to continue the Existing Continuing Connected Transactions upon the terms and conditions as set out in the Proposed Continuing Connected Transactions for the forthcoming three financial years ending 31 December 2011 based on, among other factors, the following:

1.	the historical amounts of the Existing Continuing Connected Transactions for the two financial years ended 31 December 2006 and 2007 and the eight months ended 31 August 2008;

2.	the Company’s estimate of its normal business growth, on the assumption that there is no material adverse change to the economic situation in the PRC; and

3.	the Company’s current estimate of the market prices and State-prescribed prices.

The table below sets out the caps for the continuing connected transactions:

	Financial Year ending 31 December			Independent Shareholders’ approval (Note 1)
Category of continuing connected transactions	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Expenditure

A1. Provision of Labour and Services Supply Agreement	1,972,410	2,356,820	2,594,340	Required
A3. Provision of Insurance Fund Administrative Services Agreement (Note 2)	Free of charge			Not Required
A4. Provision of Materials Supply Agreement	600,000	660,000	726,000	Required

Total	2,572,410	3,016,820	3,320,340

Revenue

A5. Provision of Coal Products and Materials Agreement	3,700,000	4,070,000	4,650,000	Required
A6. Provision of Electricity and Heat Agreement	310,000	334,000	360,400	Not Required

Total	4,010,000	4,404,000	5,010,400

Notes:

1.	Pursuant to the Hong Kong Listing Rules, except for the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) and Provision of Electricity and Heat Agreement (Agreement A6), Independent Shareholders’ approval is required for the transactions contemplated under the remaining three Proposed Continuing Connected Transaction Agreements and the respective Proposed Annual Caps for the years 2009 to 2011.

2.	According to the applicable PRC regulations, the Company has to provide an annual estimate of the amounts of the fund payments paid through the Parent Company. Based on the Provision of Insurance Fund Administrative Services Agreement (Agreement A3), the Company estimates that the annual amounts to be paid by the Parent Company for the three years ending 31 December 2011 would be RMB1,008.00 million, RMB1,209.60 million and RMB1,451.51 million respectively.

5.2	Major anticipated fluctuations

As compared with the historical annual amounts of the Continuing Connected Transactions for the years 2006 and 2007 and the estimated annual amounts for the year 2008, the following are the major changes to the Continuing Connected Transactions for the forthcoming three years ending 31 December 2011:

1.	Provision of Labour and Services Supply Agreement (Agreement A1)

The estimated increase in the Annual Caps for the transactions pursuant to the Provision of Labour and Services Supply Agreement are mainly due to the following reasons:

(1)	the costs and the market prices with respect to environmental services, police and fire services, heat supply, property management services, education, civil army training and technical training have experienced substantial increases due to factors such as increase in staff salaries and materials prices. The prices set out in the Existing Continuing Connected Transactions were too low and the costs deficits of such services were all borne by the Parent Company. It would be unfair if the Parent Company continues to provide such services based on historical costs. Accordingly, taking into account the increase in staff salaries and material prices, the estimated Annual Caps for the years 2009 to 2011 shall be increased by 30%;

(2)	the increases in staff salaries and material prices in the previous three years have resulted in a substantial increase in the expenses relating to individual employee benefits. For the next three years ending 31 December 2011, the maximum expenditure of individual employee benefits is limited to 6% of the total salaries of the employees. The annual expenses relating to individual employee benefits for 2009, 2010 and 2011 are expected to be RMB172.80 million, RMB207.36 million and RMB248.83 million respectively;

(3)	the annual expenses relating to retiree benefits for 2009, 2010 and 2011 are expected to be RMB388.00 million, RMB446.50 million and RMB514.72 million respectively due to the increases in medical expenses, housing allowances and materials prices;

(4)	according to the requirements under the product safety policy of the PRC, the Company has established a complete and comprehensive safety-production dispatching system in 2006 which increases the Company’s product safety standard and management efficiency. Since implementation of the system is reliant on the telecommunication network of the Parent Company, the Parent Company has incurred substantial amount of costs in enhancing its telecommunication network so as to ensure smooth operation of the system. The Parent Company, after arm’s length negotiations with the Company, plans to charge maintenance fees for the system. The estimated expenses are expected to be RMB50.00 million per annum for 2009, 2010 and 2011;

(5)	along with the expansion of the Company’s external resource exploitation, the mine construction services provided by the Parent Company will continue to expand. Further, taking into consideration of the increase in materials prices and staff salaries, the estimated annual expenses for construction services for 2009, 2010 and 2011 are RMB540.00 million, RMB780.00 million and RMB850.00 million respectively; and

(6)	the price of maintenance and repair services, and motor vehicle transportation services provided by the Parent Company in the next three years will increase at an estimated rate of 10% per annum as a result of the significant increase in the prices of raw materials and staff salaries.

2.	Provision of Insurance Fund Administrative Services Agreement (Agreement A3)

As the Company’s business expands steadily, the number of employees has been increased, which in turn increased the total salaries of employees of the Group. Taking into consideration of the effects of inflation and the increase in materials prices, staff salaries for the next three years will increase at an estimated rate of 20% per annum.

3.	Provision of Coal Products and Materials Agreement (Agreement A5)

The coal chemical processing facilities of the Parent Company including the coke plant (with an annual designed production capacity of 2,000,000 tonnes), the methanol plant (with an annual designed production capacity of 700,000 tonnes) and the acetic acid plant (with an annual designed production capacity of 200,000 tonnes) have all commenced production and are expected to reach their full productivity in 2009. Consequently, the demand for coal supply from the Company will be further increased. The estimated annual coal sales revenue to the Parent Company’s coal chemical processing facilities for 2009, 2010 and 2011 are RMB2,565.19 million, RMB 2,715.54 million and RMB 3,404.92 million respectively.

In addition, the estimated annual coal sales revenues to the Parent Company’s aluminium refining facilities for 2009, 2010 and 2011 are expected to be RMB434.81 million, RMB584.46 million and RMB395.08 million respectively.

Following the commencement of production of the Parent Company’s coal chemical processing facilities and the aluminium refining facilities, the Directors also expect that the annual sales of material supplies to the Parent Company will also increase thereby. The estimated revenue for 2009, 2010 and 2011 are expected be RMB700.00 million, RMB 770.00 million and RMB 850.00 million respectively.

4.	Provision of Electricity and Heat Agreement (Agreement A6)

The current prescribed price of heat supply is RMB135.00 per steam tonne. After consulting with Jining Municipal Price Bureau, the estimated price for such supply will increase to RMB180.00 per steam tonne from 2009. It is estimated that the total heat supply will be 388,000 steam tonnes per annum and accordingly, the estimated Annual Caps for heat supply by the Company will be RMB70.00 million per annum for the next three years ending 31 December 2011.

The current prescribed price of electricity supply is RMB0.50 per kilowatt-hour. After consulting with Jining Municipal Price Bureau, the estimated price for such supply will increase to RMB0.60 per kilowatt-hour. It is estimated that the total electricity supply for 2009 will be 400 million kilowatt-hours and accordingly, the estimated Annual Cap for electricity supply by the Company will be RMB240.00 million in 2009. As the Parent Company’s demand for electricity will increase with the development of its coal chemical processing facilities, the estimated Annual Caps for the years 2010 and 2011 will increase at an estimated rate of 10% per annum.

5.3	Non-exempt Continuing Connected Transactions

The transactions described in sub-paragraphs A1, A4, A5 and A6 of Paragraph 3 above, namely, the Provision of Labour and Services Supply Agreement (Agreement A1), Provision of Materials Supply Agreement (Agreement A4), Provision of Coal Products and Materials Agreement (Agreement A5) and Provision of Electricity and Heat Agreement (Agreement A6) (other than the transactions under the Provision of Insurance Fund Administrative Services Agreement (Agreement A3)) above will constitute Non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules.

As stated in sub-paragraph 5.1 above, the Non-exempt Continuing Connected Transactions described in sub-paragraphs A1, A4 and A5 of Paragraph 3 would require full reporting, announcement and prior independent shareholders’ approval. The transactions described in sub-paragraph A6 of Paragraph 3 above relating to the provision of electricity and heat by the Company will be exempted from the Independent Shareholders’ approval as each of the percentage ratios is less than 2.5%.

The transactions described in sub-paragraph A3 of Paragraph 3 above (the Provisions of Insurance Fund Administrative Services Agreement (Agreement A3) relating to the provision of fund administrative services by the Parent Company will constitute exempt Continuing Connected Transactions as the Parent Company will provide such administrative services on a free of charge basis. No announcement and prior approval by independent shareholders’ approval are required for these transactions.

However, according to the applicable PRC regulations, the Company is required to estimate the annual amounts to be paid to the Parent Company for transactions under the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) for the three years ending 31 December 2011.

To fully comply with the applicable Shanghai Listing Rules, the Board will convene an EGM for the purpose of approval by the independent shareholders that the continuance of each of the Proposed Continuing Connected Transactions described in Paragraph 3 above for the three years ending 31 December 2011 according to the terms and conditions of the relevant Proposed Continuing Connected Transactions Agreements, subject to the annual amount of each of such Proposed Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps set forth in sub-paragraph 5.1 above. Each of the Proposed Continuing Connected Transactions will be approved by a separate resolution by the independent shareholders.

As approved by the Shanghai Stock Exchange, once the approval of the above matter by the independent shareholders has obtained, the Company can conduct each of the Non-exempt Continuing Connected Transaction, subject to the annual amount of each of such Non-exempt Continuing Connected Transaction for each financial year not exceeding the relevant Proposed Annual Caps.

Upon approval of the Non-exempt Continuing Connected Transaction Agreements and the transactions contemplated thereunder by the Independent Shareholders, the Company will comply with the requirements specified under Rules 14A.35(1), 14A.35(2), 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the conduct of such Continuing Connected Transactions.

6.	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Board is of the view that the entering into the New Continuing Connected Transactions is essential to the normal operations and is for the benefits of the Company for the following reasons:

(1)	The materials and related services provided by the Parent Company have been provided according to approvals and certifications by the relevant government authorities or industry.

(2)	Both the Parent Company and the Company are situated at Zoucheng, Shandong Province, the Company can obtain a timely and reliable supply from the Parent Company and thereby reducing the operational risks and enhance the daily operation of the Company.

(3)	The Company does not have the function of provision of social services like education, medical and child care which are essential to the Group and is normally most efficiently provided by the Parent Company.

(4)	The Company provides products and materials to the Parent Company at market price which can minimize the management and operational costs of the Company due to the close proximity between the two companies.

As such transactions are entered into in the ordinary and usual course of business of the Company upon normal commercial terms, the Directors (including the independent non-executive Directors) believe that the terms of the Proposed Continuing Connected Transactions are fair and reasonable and the entering into of the Proposed Continuing Connected Transaction Agreements is in the interests of the Company and its shareholders as a whole.

7.	INFORMATION OF THE COMPANY AND THE PARENT COMPANY

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

The Parent Company is a wholly State-owned corporation with a registered capital of RMB3,353.388 million and is principally engaged in businesses such as coal mining and processing, heat and electricity, mining equipment, building and building materials, concrete, and coal-based chemical products. As at the date of this announcement, the Parent Company is the controlling shareholder of the Company, holding approximately 52.86% of the total share capital of the Company and is hence a connected person of the Company.

8.	THE EXTRAORDINARY GENERAL MEETING

The EGM is to be held for the purpose of considering and approving by the independent shareholders by separate resolutions, among other things, the Proposed Continuing Connected Transactions referred to in Paragraph 3 and the Proposed Annual Caps for each category of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2011. The Parent Company and its associates will abstain from voting at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

A circular containing particulars of the Existing and Proposed Continuing Connected Transactions, a letter from the independent board committee, a letter of advice from an independent financial adviser to the independent board committee and the independent shareholders of the Company will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meaning:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Annual Cap” or “Annual Caps”	the annual limit within which the aggregate annual amount of a Continuing Connected Transaction shall not exceed for a financial year and “Annual Caps” shall mean the applicable annual limits of the Continuing Connected Transactions for a particular financial year

“Associates”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors

“China Merchants Securities”	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected persons”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Continuing Connected Transactions”	the connected transactions entered into on a continuing basis between the Company and the Parent Company

“Director(s)”	the director(s) of the Company

“Existing Continuing Connected Transactions”	the six continuing connected transactions between the Company and the Parent Company covered by the six Existing Continuing Connected Transaction Agreements

“Existing Continuing Connected Transaction Agreements”	the six agreements in relation to the Continuing Connected Transactions entered into between the Company and the Parent Company on 10 January 2006, namely, the Provision of Labour and Services Agreement,

Provision of Equipment Maintenance and Repair Works Agreement, Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement, Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, and Provision of Products and Materials Agreement.

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held in December 2008 or any adjournment thereof for the purpose of considering and, if appropriate, approving continuation of the Proposed Continuing Connected Transactions and the relevant Proposed Annual Caps referred to in this announcement for the three financial years ending 31 December 2011

“Group”	the Company and its subsidiaries

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hua Ju Energy”	, Shandong Hua Ju Energy Company Limited, a joint stock limited company established in the PRC in May 2002

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	a committee of the Board established for the purpose of considering the terms of the Proposed Continuing Connected Transactions and the Proposed Annual Caps set out in this announcement, comprising independent non-executive Directors who are independent in respect of the Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than the Parent Company and its associates, and who are not involved in, or interested in the Continuing Connected Transactions

“Non-exempt Continuing Connected Transaction Agreements”	the Provision of Labour and Services Supply Agreement (Agreement A1), Provision of Materials Supply Agreement (Agreement A4), Provision of Coal Products and Materials Agreement (Agreement A5) and Provision of Electricity and Heat Agreement (Agreement A6), details of which are set out in sub-paragraphs A1, A4, A5 and A6 of Paragraph 3 of this announcement

“Non-exempt Continuing Connected Transactions”	the transactions described in Paragraph 3 (other than the transactions in sub-paragraph A2) of this announcement, which are subject to the reporting, announcement and/or prior Independent Shareholders’ approval requirements pursuant to the Hong Kong Listing Rules

“Parent Company”	, Yankuang Group Corporation Limited, a wholly State-owned corporation and a controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company;

“Parent Group”	the Parent Company and its subsidiaries, excluding the Group

“PRC”	the People’s Republic of China

“Proposed Annual Caps”	the annual limits in respect of each category of transactions under the Non-exempt Continuing Connected Transaction Agreements proposed by the Board, details of which are set out in paragraph 5 of this announcement

“Proposed Continuing Connected Transactions”	the five continuing connected transactions between the Company and the Parent Company covered by the Proposed Continuing Connected Transaction Agreements

“Proposed Continuing Connected Transaction Agreements”	the five agreements in relation to the proposed continuing connected transactions conditionally entered into between the Company and the Parent Company, which are subject to approval by the Independent shareholders (other than the Provision of Insurance Fund Administrative Services Agreement (Agreement A3) and Provision of Electricity and Heat Agreement (Agreement A6), which does not require Independent Shareholders’ approval under the Hong Kong Listing Rules), the details of these agreements are set out in Paragraph 3 of this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Listing Rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province,

PRC, 31 October 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310